SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                      06 October, 2003

                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 12 September 2003
Enclosures:  2.  Technical Interest Adjustment annoucement made on
                 12 September 2003
Enclosures:  3.  Technical Interest Adjustment annoucement made on
                 12 September 2003
Enclosures:  4.  Director Shareholding announcement made on 12 September 2003
Enclosures:  5.  Further re Bond Tender Offer announcement made on
                 15 September 2003
Enclosures:  6.  Tender Offer announcement made on 22 September 2003
Enclosures:  7.  Tender Offer announcement made on 24 September 2003
Enclosures:  8.  Issue of Debt announcement made on 03 October 2003

Enclosure 1.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Clay Brendish

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of New York Nominees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7)     Number of shares/amount of stock acquired:

13,000 ordinary shares

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

188.50p

13. Date of transaction

10 September 2003

14)     Date Company informed

11 September 2003

15)     Total holding following this notification

23,920 ordinary shares

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

n/a

 24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 12 September 2003


End

Enclosure 2.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Directors

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Paul Reynolds

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a vesting of shares to a participant in the BT Group Retention Share Plan.

7)     Number of shares/amount of stock acquired:

n/a

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

266,657 shares vested to a participant in the BT Group Retention Share Plan.

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

10 September 2003

14)     Date Company informed

11 September 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 12 September 2003 under Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 50,582 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,550,124 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 12 September 2003

End

Enclosure 3.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Directors

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Paul Reynolds

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a transfer of shares to Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

818 shares

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

12 September 2003

14)     Date Company informed

12 September 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 12 September 2003 under Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,550,124 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 12 September 2003

End

Enclosure 4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 67 shares at 186.75p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP1.8675

13. Date of transaction

12 September 2003

14)     Date Company informed

12 September 2003

15)     Total holding following this notification

Paul Reynolds:

 1. 46,409 ordinary shares - personal holding;


 2. 148,012 ordinary shares under BT Incentive Share Plan - contingent award;

 3. 150,688 shares under BT Group Deferred Bonus Plan;

 4. 11,605 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has a technical interest, as at 12 September 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,550,124 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 12 September 2003

End

Enclosure 5.

15 September 2003

BRITISH TELECOMMUNICATIONS PLC SETS THE FINAL FIXED SPREAD IN BOND TENDER OFFER


Further to the Announcement dated 4 September 2003 (the "Announcement"), British Telecommunications plc (the "Company") announces today that it has set the Final Fixed Spread in its cash tender:


Notes                            Benchmark Bond                   Final
                                                                  Fixed
                                                                  Spread


EUR2,250,000,000 7.125%            DBR 5.25% January 2011         57bps

due 15 February 2011



For detailed terms of the Tender Offer please refer to the Announcement.

Between 15 September and 22 September 2003, Noteholders may either tender their Notes through a Contingent Order via Deutsche Bank AG London (+44 20-7545-4361) or through a Deutsche Bank sales representative, acting as agent for the Company, or place an Electronic Order through Euroclear or Clearstream, Luxembourg. The offer expires at 5pm (London time) on 22 September 2003. If the total of Notes tendered exceeds the amount of Notes that the Company will accept, then orders will be scaled back pro rata as described in the Announcement.

Deutsche Bank AG London is acting as the Dealer Manager and Tender Agent for this transaction.

For further information please contact:

BT Group plc

Andy Longden, Group Treasurer

+44 207 356 6588


Deutsche Bank AG London

Sandra Hughes

+44 207 545 8011


This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract thereof. No indications of interest in the Tender Offer are sought by this press release.

The Tender Offer made by the Announcement is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. In addition, the Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and Notes may not be tendered by any such use, means, instrumentality or facility from or within the United States.

Enclosure 6.

                BRITISH TELECOMMUNICATIONS PLC BOND TENDER OFFER

Further to the Announcement dated 4 September 2003 (the "Announcement"), British Telecommunications plc announces today that it intends to accept offers of up to 50% of the outstanding Notes and the Tender Offer is amended accordingly.

For detailed terms of the Tender Offer please refer to the Announcement.

Deutsche Bank AG London is acting as the Dealer Manager and Tender Agent for this transaction.

For further information please contact:

BT Group plc

Andy Longden, Group Treasurer

+44 207 356 6588

Deutsche Bank AG London

Sandra Hughes

+44 207 545 8011

This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract thereof. No indications of interest in the Tender Offer are sought by this press release.

The Tender Offer made by the Announcement is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. In addition, the Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and Notes may not be tendered by any such use, means, instrumentality or facility from or within the United States.

Enclosure 7.

           BRITISH TELECOMMUNICATIONS PLC CONCLUDES BOND TENDER OFFER

Further to the Announcement dated 4 September 2003 (the "Announcement"), British Telecommunications plc (the "Company") announces that at the conclusion of the tender offer, the Company has purchased EUR1.125bn of the outstanding Notes.

The purchase price was EUR1,169.62 per EUR1,000 denomination. Accrued interest will also be paid up to, but excluding, the settlement date, which is anticipated to be 29 September, 2003.

For detailed terms of the Tender Offer please refer to the Announcement.

Deutsche Bank AG London is acting as the Dealer Manager and Tender Agent for this transaction.

For further information please contact:

BT Group plc

Andy Longden, Group Treasurer

+44 207 356 6588


Deutsche Bank AG London

Sandra Hughes

+44 207 545 8011


This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract thereof. No indications of interest in the Tender Offer are sought by this press release.

The Tender Offer made by the Announcement is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. In addition, the Tender Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and Notes may not be tendered by any such use, means, instrumentality or facility from or within the United States.

Enclosure 8.

BT (INTERNATIONAL) HOLDINGS LIMITED ISSUES BONDS

BT Telecommunications plc ("BT") today announced that it's wholly owned subsidiary BT (International) Holdings Limited had issued bonds guaranteed by BT to two other wholly owned subsidiary undertakings of BT. The bond issue represents a formalising of existing internal funding and the bond listing has no affect on the net and gross debt position of the BT Group. The total sterling value of the issued bonds was GBP2.6bn and the bonds have maturities from 2021 to 2025. The bonds are listed on the Luxembourg Stock Exchange.

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT Group.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 October 2003